

February 20, 2013

Via E-mail
Yonekatsu Kato
President and Chief Executive Officer
Cold Cam Inc.
Rua Loefgreen 1654, ap 113
São Paulo, SP
Brasil 04040-002

   Re: Cold Cam Inc.
     Registration Statement on Form S-1
     Filed January 25, 2013
     File No. 333-186197

Dear Mr. Kato:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.   Also, we note the exemptions you mention beginning on page 7. Please consider describing the extent to which any of these are also available to you as a smaller reporting company.

Prospectus Cover Page

2. Please clarify how investors can purchase an odd number of shares given the per-share offering price you disclose.

Prospectus Summary, page 6

3.   We note your disclosure in the penultimate paragraph of page 6 that your CEO *is willing* to advance up to $15,000 to the company. Please reconcile this with your statements on pages 37 and 41 that Mr. Kato is *committed* to providing those funds and on page 42 that he *may be willing* to provide those funds. Please also reconcile your disclosure here and on page 35 regarding no plans to merge with another business.

4.   We note that the address disclosed on this page differs from the address identified as your principal executive offices in your registration statement cover page. Please reconcile. Also, if your principal executive office is in fact the one identified as such on your registration statement cover page, please revise to clarify, if true, that your principal executive office is also your CEO's home. Conversely, if the address mentioned here is your principal executive office, then please reconcile with your statement on page 36 that your president provides office space at no charge.

5.   Please reconcile the amounts listed in the last table on page 7 with the first table on page 40. Also, please show us your calculations supporting your conclusion on page 20 that the expense to maintain your reporting status amounts to $15,900.

6.   Your disclosure at the bottom of page 9 regarding exemptions from Exchange Act Section 14(a) and (b) implies that you do not intend to register a class of your equity securities under Exchange Act Section 12, contrary to your disclosure on page 29. Please reconcile. If you do not intend to register a class of your equity securities, please revise to disclose the risks relating to inapplicability of the proxy rules and Exchange Act Section 16, as well as those relating to termination of periodic disclosure due to the automatic reporting suspension of Section 15 of the Exchange Act.

There is substantial uncertainty . . ., page 12

7.   We see in this section that you have referenced an audit report date of January 9, 2013. However, we note that the auditor's report on page 31 is dated January 4, 2013. Please revise this section to reference the proper date of your auditor's report or tell us why the date is different than the audit report date.

If we are unable . . ., page 12

8.   If your progress depends on "full utilization of our management" and management will spend only 10 hours per week, then please revise your document to clearly explain to investors how you intend to achieve the goals noted in your disclosure, including the "continuous growth" you anticipate, as stated on page 18. Please also tell us the basis for the statement regarding expected "continuous growth."

Because our business plan includes . . ., page 19

9.   Please tell us how this risk factor applies to your business.

Estimated expenses to maintain our reporting status . . ., page 20

10.   Please refer to the uses of proceeds table on page 19. It appears from that table and your disclosure here that you intend to prioritize the proceeds from this offering to first pay expenses of this offering and ensure maintenance of reporting status for the next 12 months rather than developing an actual product. Therefore, it also appears such allocation ensures that Mr. Kato will not be required to advance funds to you nor will you spend the funds he invested to acquire the shares he now holds. If so, please revise to state so directly.

Plan of Distribution, page 22

11.   In an appropriate section of your document, please disclose the information required by Regulation S-K Item 201(a)(2)(ii). Ensure your disclosure reflects the impact of Rule 144(i) under the Securities Act, given your disclosure on page 7 that you are a shell company, as well as your disclosure that shares will be issued to management's friends, family and business associates. Please also revise the second and third risk factors on page 14 accordingly; for example, will trading in your shares be more limited due to the high number held by affiliates?

12.   With a view toward clarified disclosure, please tell us how you already know to whom the shares "will be issued."

Market Opportunity, page 26

13.   Please expand to clarify how your product will conserve energy and minimize door use, given that the door must be opened and closed for a picture to be taken. Also, given the hardware and wires you say are necessary, it appears energy will be required to power your device, including the camera and touchscreen and related applications. Please also highlight, if true, that adding your product to a conventional refrigerator will add to its cost.

Description of our Product, page 26

14.   We note that you plan to "develop" a camera system. Please revise to clarify whether you plan to manufacture your products, such as the camera, connection wires, touch screen and software, or whether you will merely assemble the products from existing components. Please also revise to clarify how manufacturing or assembling impacts your plan of operation. For example, tell us how you "plan to use existing touch screen technology" consistent with applicable intellectual property rights. If you plan to purchase or license such technology, please tell us how your plan of operation takes those costs into account.

Competitive Advantages, page 27

15.   We note you believe you will have "no direct competitors" once your product is developed. Please clarify how you reached this conclusion. We note, in this regard, that the energy-saving advantages to your product are not clear from your disclosure.

Index to Consolidated Financial Statements, page 30

16.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Plan of Operation, page 39

17.   Please clarify what you mean by "start its activities." Please also revise to provide support for the expectations disclosed in the first paragraph on page 41, including what you mean by "fully operational," and how the dates you reference relate to when this offering will terminate.

18.   From your disclosure on page 7, it appears you are not required to spend 100% of each allocation in order to implement your plan. Therefore, please revise to clarify what will be accomplished by allocating the full amount for each use, as opposed to the minimum amount needed to achieve the desired purpose. For example, if you could accomplish product development and testing with $48,000, then why would you spend $70,000? Your revised disclosure should clearly explain for what exact purpose the proceeds will be used.

2. Product development and testing, page 39

19.   Please clarify the purposes to which the funds you raise will be put and how you determined the amounts in the table will be adequate. We note the reference to "materials and equipment" but it is unclear what these terms include. For example, do you mean raw materials or finished components? Will you need to rent space, manufacturing/assembly equipment and rights to use intellectual property?

Capital Resources and Liquidity, page 41

20.   We note your statement that you do not anticipate purchasing any significant equipment. Please reconcile this with your disclosure on pages 39 and 40 that you plan on purchasing necessary equipment according to your developer's needs.

Directors and Executive Officers, page 42

21.   Your registration statement cover page appears to indicate that Mr. Kato is the president of State Agent & Transfer Syndicate, Inc. If that is true, please revise your disclosure under Regulation S-K Item 401 accordingly.

Other Expenses of Issuance . . ., page 47

22.   Your disclosures here and on the next page indicate you will pay at least a portion of the expenses of this offering from your existing cash. Your disclosure elsewhere, such as page 19, indicates you will pay such expenses from the proceeds of this offering. Please reconcile.

Exhibit 5.1

23.   It is generally inappropriate for counsel to assume legal conclusions or facts that are material to the opinion being provided. For example, in the third paragraph, counsel appears to indicate that the shares will not be duly and validly authorized until "legally sold." We also note the limitations in the second and last sentence of the fourth paragraph. Please file a revised opinion. Also, from the third paragraph, it appears that counsel is relying on a definition of the term "Registered Shares" that is not included in the opinion. If so, please file an opinion that clarifies the meaning of the term.

Exhibit 23

24.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Andrew J. Befumo, Esq.